Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Beau Yanoshik
202.739.5676
byanoshik@morganlewis.com

VIA EDGAR

June 24, 2011

Dominic Minore, Esq.
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund (File Nos. 03342484 and 81106400) (the
    "Registrant"); PostEffective Amendment No. 137 to the Registrant's Registration Statement on Form N1A ("Amendment No. 137")


Dear Mr. Minore:

This letter responds to comments on Amendment No. 137, which you provided in a telephonic discussion with Abby Bertumen and me on Friday, May 13, 2011. Amendment No. 137 was filed with the Securities and Exchange Commission (the "Commission") on March 17, 2011 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding a new series of the Registrant, the Cambiar Smid 30 Fund (the "Fund").

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 137.




PROSPECTUS

1. COMMENT: In the second footnote to the fee table, please delete the following first sentence:

              Total Annual Fund Operating Expenses, both before and after fee reductions and/or expense reimbursements, include fees and expenses incurred indirectly by the Fund as a result of investment in shares of other investment companies (each, an "acquired fund").

        RESPONSE: The requested change has not been made. The subject disclosure was added in response to a previous Staff comment on a related registrant's registration



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Dominic Minore, Esq.
June 24, 2011
Page 2



                  statement. Specifically, the previous comment requested clarification of the term "acquired fund" in the footnote.

2. COMMENT: Please confirm if the Fund expects to incur "interest expenses" during the first year of operation. If so, please confirm such expenses will be reflected in "Total Annual Fund Operating Expenses after Fee Reductions and/or Expense Reimbursements" in the fee table, per the exclusion to the expense limitation arrangement disclosed in footnote 3.

         RESPONSE: The Adviser has confirmed that the Fund does not expect to incur interest expense during its first year of operations.

3. COMMENT: Please confirm the Fund's expense limitation agreement will be filed on EDGAR.

         RESPONSE: The Fund's expense limitation agreement will be filed on EDGAR in a subsequent filing.

4. COMMENT: In the "Principal Investment Strategies" section, please confirm if there is a minimum percentage of fund assets that must be invested in either smallcapitalization or midcapitalization securities. If not, please note that the Fund may invest exclusively in small or midcapitalization securities to satisfy its Rule 35d1 requirement.

         RESPONSE: The Fund does not differentiate between small and mediumcapitalization companies for purposes of its Rule 35d1 requirement, but rather considers small and midsized companies to be those companies with market capitalizations of up to $12 billion at the time of purchase. The Fund will, under normal circumstances, invest at least 80% of its net assets in common stocks of small to midsized companies that meet this definition. Accordingly, no revisions have been made to the "Principal Investment Strategies" section.

5. COMMENT: Please confirm if the Fund will use investments in other investment companies to satisfy the Rule 35d1 requirement. If so, please include disclosure that such an investment company will also satisfy the Rule 35d1 requirement that 80% of its net assets be invested in securities of small and midsized companies.

         RESPONSE: The Adviser has confirmed that the Fund will not use investments in other investment companies to satisfy the Rule 35d1 requirement that 80% of its net assets be invested in securities of small and midsized companies.

6. COMMENT: Please confirm if the Fund will invest in microcap securities as part of its principal investment strategies. If so, please include appropriate risk disclosure.

         RESPONSE: The Adviser has confirmed that the Fund will not invest in microcap securities as part of its principal investment strategies.

7. COMMENT: Please confirm if the Fund may invest in foreign and emerging market securities as part of its principal investment strategies. If so, please note the maximum percentage that may be invested for both, and include any applicable risk disclosure.


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Dominic Minore, Esq.
June 24, 2011
Page 3


         RESPONSE: The Adviser has confirmed that the Fund will not invest in foreign and emerging market securities as part of its principal investment strategies.

8. COMMENT: Please confirm if the Fund will invest in securities of other investment companies as part of its principal investment strategies. If so, please include appropriate risk disclosure.

         RESPONSE: The Adviser has confirmed that the Fund will not invest in securities of other investment companies as part of its principal investment strategies.

9. COMMENT: Please consider adding "New Fund Risk" as a principal risk of the Fund.

         RESPONSE: The Adviser does not consider New Fund Risk to be a principal risk of the Fund.

10. COMMENT: In the second paragraph of the "Buying or Selling Shares Through a Financial Intermediary" section, please revise the second sentence to read as follows:

                  These requests are executed at the NAV next determined after the authorized institution receives the request before 4:00 p.m. The authorized institution has the duty to promptly submit the purchase and redemption request to the Fund's transfer agent.

         RESPONSE: The requested change has not been made.

11. COMMENT: In the last sentence of the "Redemption Fee" section, please revise the phrase "systematic redemptions" to "systematic withdrawals."

         RESPONSE: The requested change has been made.

12. COMMENT: Please include disclosure pursuant to Item 9 of Form N1A in the prospectus.

         RESPONSE: General Instruction 3(a) to Form N1A states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." In the Funds' prospectus, information related to each Fund's principal investment strategies and risks is included in response to Items 4(a) and 4(b) of Form N 1A, and therefore, consistent with Form N1A instructions, the information is not repeated in response to Item 9.

13. COMMENT: Please add the term "nonprincipal" to the first paragraph of the "Other Investment Practices and Strategies" section as follows:

                  In addition to its principal investment strategies, the Fund may use the nonprincipal investment strategies described below. The Fund may also employ nonprincipal investment practices that this prospectus does not describe, such as whenissued and forward commitment transactions, lending of securities, borrowing and other techniques. For more information concerning any of the Fund's investment practices and risks, please read the SAI.

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Dominic Minore, Esq.
June 24, 2011
Page 4





         RESPONSE: As such disclosure is not required, the requested revision has not been made.

14. COMMENT: In the "Derivatives" discussion in the "Other Investment Practices and Strategies" section, please (i) state the percentage limit, if any, of the amount of Fund assets that may be invested in derivatives and (ii) confirm if the Fund will invest in derivatives in lieu of common stocks for purposes of its Rule 35d1 80% requirement. If the Fund will invest in derivatives in lieu of common stocks for purposes of its Rule 35d 1 80% requirement, please state that the derivatives in which the Fund will invest will be the economic equivalent of the direct investment in common stocks.

         RESPONSE: The Adviser has confirmed that the Fund does not presently intend to use derivatives. As a result, the "Derivatives" discussion in the "Other Investment Practices and Strategies" section has been removed.

15. COMMENT: In the "Derivatives" discussion in the "Other Investment Practices and Strategies" section, please consider expand on the current disclosure per the SEC's recent letter to the ICI.(1) In particular, please include a brief description of each type of derivative in which the Fund may invest.

         RESPONSE: The Adviser has confirmed that the Fund does not presently intend to use derivatives. As a result, the "Derivatives" discussion in the "Other Investment Practices and Strategies" section has been removed.


STATEMENT OF ADDITIONAL INFORMATION

1. COMMENT: Please confirm if investment in initial public offerings, as discussed in the "Description of Permitted Investments" section, is a principal strategy of the Fund. If so, please include applicable strategy and risk disclosure in the prospectus.

         RESPONSE: The Adviser has confirmed that the Fund will not invest in initial public offerings as part of its principal investment strategies.

2. COMMENT: Please confirm if the Fund may invest in repurchase agreements. If so, please include applicable disclosure indicate the maximum percentage, if any, of the Fund's assets which may be invested in repurchase agreements.

         RESPONSE: The Adviser has confirmed that the Fund does not presently intend to invest in repurchase agreements.

3. COMMENT: In the "Securities Lending" section, please disclose that expenses incurred as a result of securities lending are not included in the Fund's fee table and example in the prospectus.


----------------------------
1 Letter from Barry D. Miller, Assoc. Dir., Office of Legal and Disclosure, Division of Investment Management, U. S. Securities and Exchange Commission, to Karrie McMillan, Esq., Gen. Counsel, Investment Company Institute (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.


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Dominic Minore, Esq.
June 24, 2011
Page 5

         RESPONSE: The Fund does not incur expenses in connection with its securities lending activities and, therefore, the requested disclosure has not been included.

4. COMMENT: In the "Securities Lending" section, please disclose, if true, that the Funds, with respect to cash collateral invested, will share any income with the collateral investment agent but will bear all of any losses.

         RESPONSE: The second paragraph of the "Securities Lending" section has been revised to read as follows:

                  The Fund may pay a part of the interest earned from the investment of collateral, or other fee, to an unaffiliated third party for acting as the Funds' securities lending agent, but will bear all of any losses from the investment of collateral.


5. COMMENT: With respect to the nonfundamental investment policy regarding borrowing, please make clear that borrowing includes investments in reverse repurchase agreements.


         RESPONSE: The disclosure below is currently included in the "Reverse Repurchase Agreements" discussion. Accordingly, no revisions have been made.

                  Reverse repurchase agreement are considered to be borrowings under the 1940 Act.

6. COMMENT: Please confirm the highlighted portion of the nonfundamental policy regarding borrowing below is correct. If not, please revise accordingly.

                  Not borrow money in an amount exceeding 33 1/3% of the value of its total assets, PROVIDED THAT, FOR PURPOSES OF THIS LIMITATION, INVESTMENT STRATEGIES WHICH EITHER OBLIGATE THE FUND TO PURCHASE SECURITIES OR REQUIRE THE FUND TO SEGREGATE ASSETS ARE NOT CONSIDERED TO BE BORROWINGS. To the extent that its borrowings exceed 5% of its assets: (i) all borrowings will be repaid before the Fund makes additional investments and any interest paid on such borrowings will reduce income; and (ii) asset coverage of at least 300% is required.

         RESPONSE: The nonfundamental policy has been replaced with the following:

                  Not borrow money in an amount exceeding 33 1/3% of the value of its total assets, provided that investment strategies which either obligate the Fund to purchase securities or require the Fund to cover a position by segregating assets or entering into an offsetting position shall not be subject to this limitation. To the extent that its borrowings exceed 5% of its assets: (i) all borrowings will be repaid before the Fund makes additional investments; and (ii) asset coverage of at least 300% is required.


7. COMMENT: Please consider removing the highlighted portion of the nonfundamental policy regarding borrowing below.


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Dominic Minore, Esq.
June 24, 2011
Page 6

                  Not borrow money in an amount exceeding 33 1/3% of the value of its total assets, provided that, for purposes of this limitation, investment strategies which either obligate the Fund to purchase securities or require the Fund to segregate assets are not considered to be borrowings. To the extent that its borrowings exceed 5% of its assets: (i) all borrowings will be repaid before the Fund makes additional investments AND ANY INTEREST PAID ON SUCH BORROWINGS WILL REDUCE INCOME; and (ii) asset coverage of at least 300% is required.

         RESPONSE: The requested change has been made.

8. COMMENT: Please revise the discussion of borrowing following the nonfundamental policy as follows to reflect that reverse repurchase agreements are considered to be borrowings:

                  BORROWING. The 1940 Act presently allows a fund to borrow from any bank (including pledging, mortgaging or hypothecating assets and entering into reverse repurchase agreements) in an amount up to 33 1/3% of its total assets.

         RESPONSE: As noted in response to Comment 5, the disclosure below is currently included in the "Reverse Repurchase Agreements" discussion. Accordingly, no revisions have been made.

                  Reverse repurchase agreement are considered to be borrowings under the 1940 Act.

9. COMMENT: In the Individual Trustee Qualifications discussion in the SAI, please: (a) remove the disclosure below; or (b) acknowledge that the Staff will not grant an acceleration request made on behalf of the Trust so long as this disclosure is included in the registration statement.

                  Moreover, references to the qualifications, attributes and skills of Trustees are pursuant to requirements of the Securities and Exchange Commission, do not constitute holding out of the Board or any Trustee as having any special expertise or experience, and shall not be deemed to impose any greater responsibility or liability on any such person or on the Board by reason thereof.

         RESPONSE: We believe the following revised disclosure addresses the concerns raised by the Staff during our teleconference (the "Revised Disclosure"):

                  Moreover, disclosure of the qualifications, attributes and skills of Trustees is made pursuant to rules of the Securities and Exchange Commission. Such disclosure does not constitute holding out of the Board or any Trustee as having any special expertise or experience, and does not impose on the Board or any such Trustee any duties, obligations or liability that are greater than the duties, obligations and liability imposed on the Board


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Dominic Minore, Esq.
June 24, 2011
Page 7

                  or such Trustee as a member of the Board in the absence of such disclosure.(2)


EXHIBITS

1. COMMENT: Please revise the following disclosure in the Opinion of Counsel as noted below, as it appears to assume shares will be issued in accordance with the Trust's Declaration of Trust and ByLaws. Counsel must make the representation that the shares will, in fact, be issued in accordance with the Trust's Declaration of Trust and ByLaws.

                  Based upon, and subject to, the limitations set forth herein, we are of the opinion that the Shares, when sold in accordance with the Declaration of Trust and ByLaws, and for the consideration described in the Registration Statement, will be legally issued, fully paid and nonassessable under the laws of the Commonwealth of Massachusetts.

         RESPONSE: The requested change has not been made for this filing. However, we respectfully acknowledge the Staff's comment and will take it under advisement with respect to future filings by the Registrant.

                                ***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.739.5676 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
-----------------
Beau Yanoshik

cc: Christopher D. Menconi, Esq. Dianne M. Sulzbach, Esq.

---------------------------
2 On June 7, 2011, subsequent to the filing of the posteffective amendment containing the Revised Disclosure, Chris Menconi and I participated in a teleconference with you and Richard Pfordte during which we discussed the Revised Disclosure. We understand that the Staff is continuing to consider the Revised Disclosure and that we will have a follow up teleconference with you in the near future.